Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: August 18, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On August 18, 2025, ReserveOne made the below communication on its LinkedIn account.

On August 18, 2025, ReserveOne posted a video on its LinkedIn account, featuring Sebastian Bea, President and Head of Investment of ReserveOne. The transcript is below.

Sebastian Bea: Well, it’s a big week for crypto, so let’s dig right in.

Three topics: Jackson Hole, rates of regs and the potential for an Ethereum squeeze.

All right here in case you lost.

Welcome back to the Investment Desk by ReserveOne. I am Sebastian Bea, president and CIO. So, let’s dive right in.

This week, the focus is on Jackson Hole. Specifically, they are holding their annual economic policy symposium. It begins this week, Thursday. It really kicks off though, with the Fed chair, Jerome Powell’s opening address on Friday at 10 am. The title of his address is ‘The Economic Outlook and a Framework Review.’ So, we know we should expect both what they are seeing out there and what they think they’re going to do about it or at least how they think about doing anything about it.

The market already is running ahead here. One of the investment banks I was catching early this morning mentioned that they think they could see three cuts for the policy rate between September and the end of the year, with labor starting to look a bit sluggish. Labor as aside is a big focus at the symposium. The title of the symposium is ‘Labor Markets in Transition: Demographics, Productivity and Macroeconomic Policy.’

For those that have caught this video before, you know I’m focused on this labor market transition, specifically, because Scott Bessent is. That’s our Treasury Secretary here in the US. Scott Bessent has pointed out the potential that we could see an economic environment in the US akin to what we had in the 90s with Greenspan where we could run the economy a bit stronger without inflationary pressures because we had then a disinflationary driver, i.e., then it was the internet, now it may well be AI.

So, expect some discussion of that and that obviously sets the table for lower policy rates over time. Now that all sounds great, but the reality is we also have to deal with real hard evidence. Well, hard is probably a little too strong, but the survey evidence coming from the PPI, where PPI – and that’s the Producer Price Index – most recently was running quite a bit hot in July, suggesting that tariffs were starting to actually impact price levels. That is something that I’m sure the Fed and others are watching very carefully. That is likely to feed into CPI. PPI tends to lead CPI for obvious reasons. Producers pay it, but eventually consumers do too.

But backing up, you know at a higher level, we do think it’s important to flag that we are, for crypto, potentially seeing something we’ve never seen before. And we’re going to give it the bumper sticker, or the hashtag, rates and regs going forward. You’re going to hear me talk about this a lot, but we like to look in investing for things we’ve just never seen before, and we think we might be having that potentially with the rate cutting cycle ahead of us combined with the potentially very supportive regulatory environment. Either one of these things would be pretty supportive for crypto prices in our view from here, but the potential that we get both of these things hitting at in or around the same time as we head into the end of the year – that’s why we get really supportive and bullish for the potential prices for crypto assets as we roll through the end of 25 and on to 2026.

You know, rate cutting cycle clearly can be positive for things like gold and Bitcoin. In a regulatory regime that supports accelerating blockchain utilization, well that can be really bullish for things like Ethereum, Solana, even Ripple and Cardano.

So, what does this mean for prices? We’re still sketching it in our notes, but it could mean a double for Bitcoin to 250k. It could mean a triple for Ethereum to 12k. It could mean Solana could be a 5x up to 900k. Now, these numbers all sound pretty heavy, but even Bitcoin at 250k is only about 25% of its way to gold parity. And we think that that’s actually quite reasonable to consider given all the issues that we see in the over-levered G7 economies.

OK, so moving into kind of shorter-term focus, if you’ve been paying attention over the weekend, it got a little spicy. What we see today is an interesting environment in the Ethereum, and the potential, obviously, for more volatility and even the short squeeze.

So, here’s what we’re seeing. It’s very obvious for those that look at Ethereum that there is a growing queue to exit the staking protocol for Ethereum, meaning that the validator queue is now 8 or 9 data long.

Now traders can see that it’s all on the blockchain, specifically the Ethereum blockchain. And because of that, we now see what looks to be peak net shorts on the CME or Ethereum. Now bear in mind, Ethereum on CME has not exactly been a big contract, but we are seeing approximately $4 billion of net short exposure in Ethereum on the CME. What’s interesting – what we can’t help but notice is – that while TradFi is in aggregate, just looking at CME, has gone short, crypto, looking specifically at funding rates, actually they haven’t.

So crypto, rather funding rates for Ethereum, last I checked over the night, were actually still positive. That’s suggesting that crypto broadly remains long Ethereum, while TradFi more recently has gone short. This is a really interesting dynamic. I don’t know that we’ve really seen something like this before.

And the question is, of course, what’s going to happen with all that Ethereum that’s coming out of staking the presumption from people that are short it is that it’s going to come to markets and hit the Ethereum price. We would note that you really haven’t seen a big uptick in Ethereum coming to exchanges, so let’s keep an eye out this week and see what happens.

All right, that’s it for the investment desk for August 18. Hope you all are doing well, and I’ll see you next week.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, PubCo, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and PubCo, expected operating costs of PubCo, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;
●	the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of PubCo;

●	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of PubCo becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or PubCo filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by PubCo and M3-Brigade, and other documents filed or to be filed by M3-Brigade and PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, PubCo or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, PubCo or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, PubCo, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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